02058861

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

	Page
1 October 2002, *Tranz Rail Benefits From Port Call Changes*	2

For Immediate Release
1 October, 2002

TRANZ RAIL BENEFITS FROM PORT CALL CHANGES

Recent changes to port calls by major shipping companies will lead to significant increases in freight volumes on several key rail corridors for Tranz Rail.

Today's announcement by P&O Nedlloyd and their Alliance partners is the latest in several changes that mean more business for the re-shaped national rail freight operator.

The shipping lines decision to call at Port Chalmers (Dunedin), Napier and Auckland with its 4100 foot Panamax class container ships will provide significant increases to freight volumes on the Wellington to Napier and Christchurch to Port Chalmers rail corridors.

"This is a significant boost to our business in these regions," says Tranz Rail Manager Commercial/Sales Craig Stapleton. "The weekend timing of the call to Port Chalmers also works well for the use of wagon and locomotive assets as our South Island services are currently at their busiest mid week."

"Today's announcement follows last week's decision by Mediterranean Shipping Co (MSC) to call at Wellington instead of Napier, a decision that was expected to boost our existing business on that corridor by around 25%."

The combined impact of the shipping line decisions was approximately 30,000 TEUs (20-foot container equivalent units) annually for Tranz Rail's container freight operations. That also follows on from a July decision by Maersk to use the Port of Timaru instead Lyttleton - a decision that increased Tranz Rail container freight volumes on the Christchurch to Timaru corridor by 40%.

"The shipping companies need to know that we can provide consistent, reliable services to meet their port calls and that is what we have been delivering following our major operational reshaping over the past 12 months."

Mr Stapleton said the improved reliability of service had been brought about by Tranz Rail's focus on running point-to-point, fixed capacity container trains. That reliability had contributed to the shipping lines decision and an earlier decision by a carrier to move its inter-island freight via rail.

"The inter-island business was secured in August and will feed 2,000 additional containers into our freight network. That agreement was one of the highlights in a new business push that has seen us sign more than 20 new customers - including foodstuffs, consumer goods, components and raw material manufacturers - since June adding about 15,000 containers annually to our rail operations."

Mr Stapleton said the majority of this additional freight would all be carried on existing services giving Tranz Rail a significant increase in its asset utilisation.

Media Inquiries to:
Alan McDonald
Tranz Rail Media Spokesman
0274 313 920 or 09 2705 305

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By: ______________________
WAYNE COLLINS
Chief Financial Officer

Date: **1 October 2002**